Exhibit 99.139

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Aphria Inc. (the “Company”)

245 Talbot St. W.

Suite 103

Leamington, Ontario N8H 1N8

2.                                      Date of Material Change

September 27, 2018.

3.                                      News Release

A press release reporting the material change was issued through Cision on September 27, 2018.

4.                                      Summary of Material Change

The Company announced that it successfully closed the acquisition of all of the issued and outstanding shares of LATAM Holdings Inc. (“LATAM”) from Scythian Biosciences Corp. (“Scythian”) (the “Transaction”).

5.                                      Full Description of Material Change

The Company announced that it successfully closed the Transaction. The Transaction was funded by the assumption of US$1,000,000 of existing LATAM debt with the remaining consideration funded by the issuance of 15,678,310 common shares (the “Consideration Shares”) of the Company at a deemed price of $12.31 per share. The closing was completed pursuant to the terms of a definitive share purchase agreement (the “Purchase Agreement”) previously announced by the Company on July 17, 2018.

As a result of the Purchase Agreement, the Company has acquired, indirectly through the acquisition of LATAM:

•                  a 90% ownership interest in Colcanna S.A.S., a Colombian company with cultivation and manufacturing licenses for the production of medicinal extracts of cannabis, a research license and a license for the production and extraction of cannabis, including cannabis oil, for domestic use and for export;

•                  ABP, S.A., a pharmaceutical import and distribution company in Argentina;

•                  a 49% ownership interest in Marigold Projects Jamaica Limited, which has received a “Tier 3” cultivation license in Jamaica to cultivate as well as conditional licenses to process, sell and provide therapeutic or spa services using cannabis products; and

•                  a right of first offer and refusal in respect of a majority interest in a Brazilian entity, upon the receipt of a license, in the entity receiving the license.

Collectively, Colcana S.A.S., ABP, S.A. and Marigold Projects Jamaica Limited are referred to as the “Acquired Entities”.

In accordance with the terms of the Purchase Agreement, Scythian, the Company and LATAM have entered into a customary non-competition agreement pursuant to which Scythian has agreed not to carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in Colombia, Argentina and Jamaica which is substantially the same as or in competition with the business of the Acquired Entities.

6.                                      Reliance upon subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Carl Merton

Chief Financial Officer

519-564-6374

9.                                  Date of Report

This report is dated the 5th day of October, 2018.